THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

Year Ended December 31,	2010	2009	2008	2007	2006

Earnings from continuing operations before taxes on earnings	$779	$1,276	$2,028	$1,853	$1,476

Fixed charges
Interest expense:
Deposits from banking clients	105	107	104	238	200
Payables to brokerage clients	2	3	55	329	426
Short-term borrowings	—	—	1	—	—
Long-term debt	92	71	59	38	29
Other	—	2	7	15	23

Total	199	183	226	620	678
Interest portion of rental expense	56	71	62	60	55

Total fixed charges (A)	255	254	288	680	733

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$1,034	$1,530	$2,316	$2,533	$2,209

Ratio of earnings to fixed charges (B) ÷ (A) (1)	4.1	6.0	8.0	3.7	3.0

Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	6.3	9.9	16.7	17.4	14.8

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, reflects the elimination of such interest expense as a fixed charge.